Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

September 9, 2011

BFM Business interview

Dominique Cerutti

Journalist:       Where are you, exactly, with the Deutschebörse-NYSE Euronext merger, Dominique Cerutti? The day before yesterday there were some doubts; there was a report from the Works Council at Deutschebörse that explained -- and here I’m going to simplify, it was technical -- the idea was that it’s Deutschebörse’s mission to promote the development of financial markets to the East, in other words Frankfurt, and if ever Deutschebörse links up with NYSE Euronext, well, that will run counter to development to the East. And it might even do away with a few hundred jobs there, which means that for now, the merger represents a handicap. So where exactly are you at?

DC      We understand the report and are examining it; it’s an angle that we’re taking into account. But let me just remind you what we are trying to create. There are some pressure points but also some opportunities for stock exchanges. What we’re trying to do now, by merging with Deutschebörse, is create the world’s largest stock exchange. Which will be firmly anchored to Europe, but also have strong foundations in each country, in national markets, including France. We’ll be the largest market across the board: listing, but also cash markets, derivatives, post-market activities -- all that. Which together create an outstanding whole. And we’ll be a regulated market, which means very transparent, reporting to regulators, with our centre of gravity in Europe. It’s a magnificent project.

So where are we now? Our shareholders voted massively in favour of the alliance in July, and we are now involved in two processes to finalize the transaction.

First: a green light from regulatory bodies in each country, which we hope to get by the end of this year. And second, a process linked to anti-trust concerns in Europe, to ensure that the size of the entity we are creating doesn’t pose a threat to competition; it’s a standard procedure.

Journalist:       You say “centre of gravity in Europe”, but won’t Paris be relegated to the margins? Have you secured guarantees that…

DC:     Wait, try to imagine what I’ve just described. Anchoring the world’s largest stock exchange, any way you look at it, along a NY-Frankfurt-Paris-London axis with critical areas of responsibility in Paris -- I won’t list them here, but they are critically important -- as I see it, that will give Paris markets a superb boost; it will help them catch up, by being involved in a project like this.

Journalist:       OK. So you’re hoping… you’re optimistic; do you really think this is going to materialize?

DC:     By the end of the year, yes.

Journalist:       End of the year. So you’re optimistic about the state of the economy, and also about Greece, as you said. OK, fine. And he’s smiling. He’s the head of the stock exchange, Dominique Cerutti of NYSE Euronext. Thank you.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.